TRANSACTIONS EFFECTED SINCE THE FILING OF AMENDMENT NO. 52 TO THE SCHEDULE 13D

The below transactions in the Common Stock were traded in the ordinary course on the NASDAQ Stock Market.

Abdiel Capital Advisors, LP serves as the investment manager of Abdiel Qualified Master Fund, LP and effected the below transactions.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
08/12/2025	Sale	790,377	$ 27.82 (1)
08/13/2025	Sale	410,122	$ 28.43 (2)
08/13/2025	Sale	162,405	$ 29.52 (3)

Abdiel Capital Advisors, LP serves as the investment manager of Abdiel Capital, LP and effected the below transactions.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
08/12/2025	Sale	37,927	$ 27.82 (1)
08/13/2025	Sale	19,680	$ 28.43 (2)
08/13/2025	Sale	7,793	$ 29.52 (3)

(1) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $27.75 to $28.21. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(2) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $28.00 to $29.00. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

(3) The price reported for the Common Stock is a weighted average price. These shares were sold in multiple transactions at prices ranging from $29.00 to $29.72. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.